UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kaixin Auto Holdings

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G5223X100

(CUSIP Number)

Joseph Chen

Chief Executive Officer, Renren Inc.

5/F, North Wing, 18 Jiuxianqiao Middle Road

Chaoyang District, Beijing 100016, China

+86 10-8448-1818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Renren Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 47,784,300
	8	Shared Voting Power 0
	9	Sole Dispositive Power 24,984,300
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,784,300
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 73.9%
14	Type of Reporting Person HC

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EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends the Statement on Schedule 13D initially filed with the Securities and Exchange Commission on May 10, 2019 (the “Schedule 13D”) by Renren Inc. with respect to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of Kaixin Auto Holdings (the “Issuer”). Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

This Amendment is made solely to report a decrease in the ownership percentage of Renren Inc. that resulted from the issuance of 4,213,629 Ordinary Shares by the Issuer on July 6, 2020, pursuant to a subscription agreement signed by the Issuer on June 10, 2020. This Amendment revises the percentage in Row (13) to 73.9%, revises the same percentage in Item 5 to 73.9%, and revises the number of Ordinary Shares stated to be issued and outstanding in Item 5 to 64,678,149.

This Amendment is made solely to make the foregoing changes. Except as provided herein, no new or revised information, transactions or holdings are being reported in this Amendment, and all other information in the Schedule 13D remains the same.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, Renren beneficially owns 47,784,300 ordinary shares of the Issuer, representing 73.9% of the issued and outstanding shares of the Issuer. The Issuer has informed Renren that it has 64,678,149 ordinary shares issued and outstanding as of the date of this Schedule 13D, which amount includes the Earnout Shares and the Indemnity Shares.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 8, 2020

RENREN INC.

By:	/s/ Joseph Chen
Name:	Joseph Chen
Title:	Chief Executive Officer

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